Exhibit 99.84

i-80 Gold Commences Underground Development Program at McCoy-Cove

Jon Laird Joins i-80 as Cove Mine Project Manager

Reno, Nevada, March 7, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that the underground, advanced-exploration, program at the Company’s 100%-owned McCoy-Cove Property (“McCoy-Cove” or “the Property”) has commenced, achieving another item of its 2022 comprehensive plan (see press release dated January 12, 2022). Additionally, Jon Laird has joined the Company as the Manager of the Cove Mine Project and will oversee the development program.

McCoy-Cove is one of four projects currently being advanced and is expected to be a key component in the Company’s plans to restart the Lone Tree autoclave. Construction of the decline is now underway (see Figure 1) and the Phase 1 program will include construction of an initial level with multiple drill bays to provide access for upgrading resources. Approximately 40,000 metres of underground definition and expansion drilling is anticipated to commence in H2-2022 followed by a Feasibility Study anticipated to be completed in 2023. The Cove deposit represents one of North America’s highest grade gold deposits with grades in excess of 10 grams per tonne gold (g/t Au) (see Table 1). The deposit remains open for expansion down-dip.

Table 1 - McCoy-Cove Resource

Mineral Resources
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
Notes: Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au. and is based on the Preliminary Economic Assessment issued by i-80 on April 13, 2021. Practical Mining LLC, under the supervision of Dagny Odell, P.E., Laura Symmes, SME, and Robert Raponi, P. Eng., each being Qualified Persons within the meaning National Instrument (NI) 43-101, was the lead consultant for the Project PEA.

The Company is also pleased to announce that Jon Laird has joined i-80 to become the Cove Mine Project Manager. Mr. Laird is well known to i-80 Gold having previously been the project manager responsible for bringing the El Niño mine (Nevada Gold Mines JV) into production. Most recently, he worked at Hycroft Resources as well as Underground Mine Operations Superintendent at Barrick Gold’s Hemlo Mine in Northwestern Ontario.

“McCoy-Cove is one of three underground mining projects being advanced, ultimately with mineralization to be processed at the Company’s recently acquired Lone Tree Complex”, stated Matt Gili, President & COO of i-80. “With interim processing arrangements with Nevada Gold Mines, in addition to our autoclave, we have secured the required processing that will allow us to build our portfolio of high-grade projects including the Cove Mine that is an important component in our growth plans.”

The McCoy-Cove Property is strategically located approximately eighty-four kilometres south (by road) of the Company’s Lone Tree Complex and immediately south of Nevada Gold Mines’ Phoenix Mine within the Battle Mountain-Eureka Trend (see Figure 2). The Property is accessed via all-season road from Highway 55 in Nevada.

Figure 1 - Cove Mine Portal Site

Figure 2 - McCoy-Cove Property Location

Qualified Person

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the McCoy-Cove Property. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.